

07005900

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47425

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 AND ENDING DECEMBER 31, 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PERSHING ADVISOR SOLUTIONS LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE PERSHING PLAZA
(No. and Street)

JERSEY CITY	NJ	07399
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Brian Shea and Dennis Wallestad, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of Pershing Advisor Solutions LLC, as of December 31, 2006, is true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

SAL RAIMI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 25, 2011

Brian Shea, Chief Executive Officer

Dennis Wallestad, Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pershing Advisor Solutions LLC

(An indirect wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Pershing Advisor Solutions LLC

We have audited the accompanying statement of financial condition of Pershing Advisor Solutions LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pershing Advisor Solutions LLC at December 31, 2006 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 26, 2007

Pershing Advisor Solutions LLC

(An indirect wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2006

(Dollars in thousands)

Assets:		
Due from affiliated clearing broker	$	39,304
Intangible assets		13,125
Fees and other receivables		2,602
Other assets		2,840
Total assets	$	57,871
Liabilities and member's equity		
Liabilities:		
Accrued compensation payable	$	4,770
Asset acquisition payable		13,125
Due to affiliates		1,109
Other accrued expenses		2,068
		21,072
Subordinated indebtedness		30,000
Total liabilities		51,072
Member's equity:		
Total member's equity		6,799
Total liabilities and member's equity	$	57,871

The accompanying notes are an integral part of this statement of financial condition.

Pershing Advisor Solutions LLC

(An indirect wholly-owned subsidiary of The Bank of New York Company, Inc.)

Notes to Statement of Financial Condition

December 31, 2006

1. Organization and Description of Business

Pershing Advisor Solutions LLC (the "Company"), a Delaware Limited Liability Company, is a wholly-owned subsidiary of Pershing Advisor Solutions Holdings LLC (PAS Holdings), which is a wholly-owned subsidiary of Pershing Group LLC (the "Parent"). The Parent is a wholly-owned subsidiary of The Bank of New York Company, Inc. ("BNY"). The Company provides account management services to registered investment advisors, managed account sponsors, hedge funds and family offices and their clients, and is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD").

2. Summary of Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes may vary from actual results.

Revenue Recognition

Commissions are recorded on a settlement date basis and if significant, adjustments are made to record income earned on a trade date basis. Processing and other fees include asset based fees and mutual fund fees and are based on assets under management. Asset based fees and mutual fund fees are received quarterly and recognized on an accrual basis. Interest is earned as part of a participation agreement with Pershing LLC ("Pershing") based on the level of customer balances introduced to Pershing.

Fixed Assets and Intangibles

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally four to 15 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or 20 years. Identifiable intangible assets are amortized on a straight line basis over their estimated useful lives, which is 15 years from the date of acquisition.

Income Taxes

Under a tax sharing arrangement, the Company recognizes income taxes based on its allocated share of tax from BNY calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes".

Accounting Developments

During 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The effect of the change in accounting policy is not expected to be significant.

3. Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, Pershing, securities transactions effected by the Company are introduced and cleared on a fully disclosed basis. Due from affiliated clearing broker represents net cash balances held at Pershing, at December 31, 2006, this balance was $39.3 million, which is included as due from affiliated clearing broker on the statement of financial condition.

4. Related Party Transactions

The Company has entered into various transactions with affiliates, including certain BNY affiliates. The Company enters into these transactions in the normal course of business.

The Company leases office space from Pershing. Clearing and execution services for the Company are provided by Pershing. The Company receives certain administrative support services from Pershing primarily relating to financial system support, people services, payroll and corporate communications. At December 31, 2006, the Company owed Pershing $131 thousand related to these services which is included in due to affiliates on the statement of financial condition.

The Company receives accounts payable services from Pershing. At December 31, 2006, the Company owed Pershing $809 thousand related to this service, which is included in due to affiliates on the statement of financial condition.

The Company leased furniture and fixtures and computer and other communication equipment from an affiliate. At December 31, 2006, the Company owed that affiliate $115 thousand related to these services, which is included in due to affiliates on the statement of financial condition.

5. Fixed Assets

Fixed assets consist of furniture and office equipment, computer equipment and software, leasehold improvements and communications equipment. At December 31, 2006, fixed assets amounted to $287 thousand net of accumulated depreciation of $196 thousand, and are included in other assets on the statement of financial condition.

6. Intangibles

Intangibles amounted to $13.1 million as of December 31, 2006. These assets were acquired in connection with the purchase of certain registered investment advisor contractual arrangements from Neuberger Berman, LLC. Upon completion of the purchase in 2007, subsequent payments could result in an increase to intangibles of an additional $15 million.

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method the Company is required to maintain a minimum net capital of $250 thousand. At December 31, 2006, the Company's net capital of $18.5 million was in excess of the minimum requirement by $18.2 million.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule and other regulatory bodies.

8. Subordinated Indebtedness

At December 31, 2006, the Company had a $30 million equity subordinated debt agreement with the Parent which bears interest at a rate of one month LIBOR plus 120 basis points (6.55% at December 31, 2006). The debt qualifies as regulatory capital and as equity in the debt to debt plus equity ratio in accordance with SEC Rule 15c3-1 and matures on January 31, 2010. At December 31, 2006, the Company owed the Parent $55 thousand in interest which is included in due to affiliates on the statement of financial condition.

9. Commitments and Contingencies

The Company has a non-cancelable lease with an affiliate covering office space expiring in 2009. At December 31, 2006, minimum future rentals on the non-cancelable office lease are as follows ($ in thousands): 2007, $192; 2008, $82; and 2009, $17.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing, the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, the total amount of customer balances maintained by Pershing, its clearing broker and subject to such indemnification was approximately $158.8 million. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

10. Restricted Stock Units

During the year, BNY issued restricted stock to employees, including certain Company employees. In accordance with SFAS No. 123(R) "Share Based Payments", compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period.

11. Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY. The Company is included under this tax sharing agreement.

Taxes receivable from BNY of $2.1 million is included in other assets on the statement of financial condition.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has deferred tax liabilities at December 31, 2006, of approximately $552 thousand, which are included in other accrued expenses on the statement of financial condition. Deferred tax liabilities relate principally to the amortization of intangibles. The Company has deferred tax assets at December 31, 2006, of approximately $33 thousand, which are included in other assets on the statement of financial condition. Deferred tax assets relate principally to deferred compensation and depreciation.

12. Legal Proceedings

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

13. Fair Value Information

At December 31, 2006, substantially all of the Company's assets and liabilities that are deemed to be financial instruments were carried at either market or fair value, or at amounts which approximate such values. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity or variable rate of these instruments. Recently acquired intangible assets are stated at cost, which approximates fair value.

14. Employee Benefit Plans

BNY sponsors a 401(k) plan (the "Plan") for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. All employees are eligible to participate and make before and after tax contributions of up to 20% of their eligible compensation. The Company makes periodic contributions to the Plan based on the discretion of management and relevant IRS rules.


END